U.S. Securities and Exchange Commission
Washington, D.C. 20549


03059985

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FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Residential Funding Mortage Securities I, Inc.
Exact Name of Registrant as Specified in Charter

0000774352
Registrant CIK Number

Current Report on Form 8-K 2003-S15
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

333-106093
SEC File Number of Registration Statement

Name of Person Filing the Document
(if Other than the Registrant)

AUG 26 2003

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Minneapolis, State of Minnesota, on the 22nd day of August, 2003.

Residential Funding Mortgage Securities I, Inc.
(Registrant)

By: _______________
Joseph Orning
Vice President

PROCESSED
AUG 27 2003
THOMSON FINANCIAL

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on ________, 2003, that the information set forth in this statement is true and complete.

By: _______________
(Name)

(Title)

RFMSI 2003-S15 Computation Materials (08-18-03)

Modeled	Yes	Paydown	0	Coll Source	MCF File	Pricing Type	PSA
Auto Update	No	Paydown Date	20030829	TBV Source	NA	Pricing Speed	300.0
Res Modeled	Yes	First Payment	20030925	Assumed Coll	No	Pricing Date	20030829
Call Modeled	Yes	Closed	20030829	Descend	Yes	Group Bypass	No
Model Type	CMO	Collat Mode	STD	Summary Coll	No	Last Updated	99999999
BV Rescale	No	Frequency	12	Deal Format	CMODEV	Coll Fctr Date	20030801

Group	Coll Type	Sec	Pct	Balance	WAC	WAM	WALA	Sv Fee	Net Coup	PD	Calc	Rv	Bond Value	Pools
GROUP_0	W15	0	100.000	227,848,101.00	5.20000	178.000	2.000	0.25000	4.95000	0		0	227,848,101.00	1

Group	Level	Description	Pct	Current Balance	WAM	WALA	Sv Fee	Net Coup	Interim Cpn Cap	Gross Margin	Life Cpn Cap	Avg Mths To Roll	Cpn Adj Freq
0	Lowest	W15	100.000	227,848,101.00	178	2	0.25000	4.95000	NA	NA	NA	NA	NA

#	Class	Cusip	Coupon	Original Balance	Current Balance	Delay	Daycount	Group	Aux	Description
1	A1		4.5000	225,000,000.00	225,000,000.00	24	30/360	0		REG/FIX
2	B-1		4.5000	2,848,101.00	2,848,101.00	24	30/360	0		PPLO/REG/FIX
3	B-2		4.5000	0.00	0.00	24	30/360	0		PPLO/REG/FIX
4	B-3		4.5000	0.00	0.00	24	30/360	0		PPLO/REG/FIX
5	B-4		4.5000	0.00	0.00	24	30/360	0		PPLO/REG/FIX
6	B-5		4.5000	0.00	0.00	24	30/360	0		PPLO/REG/FIX
7	B-6		4.5000	0.00	0.00	24	30/360	0		PPLO/REG/FIX
8	XS		0.0000	227,848,101.00	227,848,101.00	24	30/360	0		IO/NTL/VAR

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGMI") based upon information with respect to the mortgage loans provided by the Issuer and its affiliates. Neither the Issuer nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary and supersedes any prior information and will be superseded by the prospectus supplement and prospectus and by any other information subsequently filed with the Securities and Exchange Commission (SEC). All assumptions and information in this report reflect CGMI 's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGMI does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGMI (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGMI may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and prospectus supplement. Finally, CGMI has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGMI strongly urges you to seek advice from your counsel, accountant and tax advisor. A final Prospectus and Prospectus Supplement may be obtained by contacting CGMI's Mortgage Trading Desk at (212) 723-6217.

rfm03.s15.preli

PSA	0	100	300	400	500
PRICE	YIELD	YIELD	YIELD	YIELD	YIELD
100.12500	4.47793	4.46261	4.42894	4.41143	4.39389
100.15625	4.47320	4.45676	4.42063	4.40184	4.38301
100.18750	4.46848	4.45092	4.41233	4.39225	4.37214
100.21875	4.46376	4.44508	4.40403	4.38267	4.36128
100.25000	4.45904	4.43924	4.39573	4.37310	4.35042
100.28125	4.45433	4.43341	4.38744	4.36353	4.33957
100.31250	4.44962	4.42758	4.37916	4.35396	4.32872
100.34375	4.44490	4.42175	4.37087	4.34440	4.31788
100.37500	4.44020	4.41593	4.36259	4.33485	4.30704
100.40625	4.43549	4.41010	4.35432	4.32530	4.29621
100.43750	4.43079	4.40429	4.34605	4.31575	4.28539
100.46875	4.42608	4.39847	4.33779	4.30621	4.27457
100.50000	4.42138	4.39266	4.32953	4.29667	4.26376
100.53125	4.41668	4.38684	4.32127	4.28714	4.25295
100.56250	4.41199	4.38104	4.31302	4.27762	4.24215
100.59375	4.40730	4.37523	4.30477	4.26810	4.23135
100.62500	4.40260	4.36943	4.29653	4.25858	4.22056
100.65625	4.39791	4.36363	4.28829	4.24907	4.20978
100.68750	4.39323	4.35783	4.28005	4.23957	4.19900
100.71875	4.38854	4.35204	4.27182	4.23007	4.18823
100.75000	4.38386	4.34625	4.26359	4.22057	4.17746
100.78125	4.37918	4.34046	4.25537	4.21108	4.16670
100.81250	4.37450	4.33468	4.24715	4.20160	4.15594
100.84375	4.36982	4.32890	4.23894	4.19212	4.14519
100.87500	4.36515	4.32312	4.23073	4.18264	4.13445
100.90625	4.36047	4.31734	4.22253	4.17317	4.12371
100.93750	4.35580	4.31157	4.21433	4.16371	4.11297
100.96875	4.35114	4.30579	4.20613	4.15425	4.10225
101.00000	4.34647	4.30003	4.19794	4.14479	4.09152
101.03125	4.34181	4.29426	4.18975	4.13534	4.08081
101.06250	4.33714	4.28850	4.18157	4.12590	4.07010
101.09375	4.33248	4.28274	4.17339	4.11646	4.05939
101.12500	4.32783	4.27698	4.16521	4.10702	4.04869
WAL	8.38932	6.57072	4.38757	3.72517	3.23122
START	0:01	0:01	0:01	0:01	0:01
END	14:10	14:10	14:10	14:10	14:10

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGMI") based upon information with respect to the mortgage loans provided by the Issuer and its affiliates. Neither the Issuer nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary and supersedes any prior information and will be superseded by the prospectus supplement and prospectus and by any other information subsequently filed with the Securities and Exchange Commission (SEC). All assumptions and information in this report reflect CGMI 's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGMI does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGMI (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGMI may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and prospectus supplement. Finally, CGMI has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGMI strongly urges you to seek advice from your counsel, accountant and tax advisor. A final Prospectus and Prospectus Supplement may be obtained by contacting CGMI's Mortgage Trading Desk at (212) 723-6217.